June 10, 2025

Ju Liu
Chairman of the Board
Sibo Holding Limited
Suite 3210, 32/F, Champion Tower
3 Garden Road, Central
Hong Kong

       Re: Sibo Holding Limited
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted May 27, 2025
           CIK No. 0002043392
Dear Ju Liu:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 21, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Commonly Used Defined Terms, page ii

1. We note your response to prior comment 3 and your revised definition of "PRC Laws and regulations" or "PRC laws." Please revise further to refer to "PRC laws and regulations," not "laws and regulations of Mainland China" in this definition and throughout the filing. In addition, either tell us where in the prospectus you describe
       Hong Kong laws applicable to you, or remove the last part of the definition starting with "in which case the definition of 'PRC laws and regulations' or 'PRC laws' does
 June 10, 2025
Page 2

       not include Hong Kong or Macau."
Prospectus Summary
Summary of Risk Factors
Risks Related to Doing Business in Jurisdictions We Operate, page 4

2. We note your response to prior comment 6. Please revise your disclosure here to describe the significant regulatory, liquidity, and enforcement risks you are subject to due to your operations in Hong Kong. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Further, disclose that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sales.
Risk Factors
Substantially all our operations are in Hong Kong, page 29

3. We note your response to our prior comment 13 and your revisions in this risk factor.
       Please revise the body of the risk factor further to state clearly that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Use of Proceeds, page 46

4. We note your response to prior comment 15. Please revise this section to describe the interest rate and maturity of the loan from Burberlon Vantage Capital Limited. Refer to Item 3.C.4 of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Quantitative and Qualitative Disclosures about Market Risk
Critical Accounting Policies and Estimates, page 55

5. We note your response to prior comment 20 and revisions on page 55. Please revise to include an enhanced discussion for each critical accounting estimate including for instance, information necessary to understand the estimation uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.
 June 10, 2025
Page 3
Business
Development of New Services and Products, page 78

6. We note your response to prior comment 28. For the new services that have been introduced, please revise your disclosure in this section further to give the status of development.
Customers, page 79

7. We note your response to prior comment 30 and your revised disclosure on page 81 about the revenues you generate through commission. Please disclose additional information relating to commissions you receive, such as what the average commission rates are or the applicable commission rate range.
8. We note your response to prior comment 31 and the list of your clients that are
       Fortune 500 corporations. Please revise your disclosure further because it appears that only one of the four companies listed is a Fortune 500 company. In the alternative, please provide us with a public source that includes all four of your listed clients in the list of Fortune 500 corporations.
Principal Shareholders, page 98

9.     We note your revised disclosure on page 99 in response to prior comment
35. Please
       revise further to disclose the percentage of Class B ordinary shares the controlling shareholder must keep to continue to control the outcome of matters submitted to shareholders for approval. In this regard, we also note that it appears that you will have one controlling shareholder who will hold majority of your voting power. If so, please revise your references to multiple "controlling shareholders," accordingly.
Description of Share Capital, page 102

10. We note your response to prior comment 40. If applicable, please further revise your disclosure on page 103 to describe sunset provisions that limit the lifespan of high-
       vote shares or advise.
Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Income Taxes, page F-14

11.    We note your response to prior comment 44. Please address the following:
           Please provide us additional details regarding the process with the Hong Kong
         Inland Revenue Department (   IRD   ) to use unused tax losses to
offset future
         taxable income. Specifically tell us the factors the IRD considers when determining whether to confirm the use of unused tax losses.
           Please discuss the key factors you considered in determining that there was significant uncertainty whether the IRD would confirm your use of unused tax losses which resulted in concluding that the realization of the deferred tax asset was not more likely than not to be realized and a full valuation allowance should be recognized. For example, tell us how often and why the IRD has not confirmed the use of unused tax losses in the past and tell us whether the IRD confirmed the use of tax losses utilized during 2024.
 June 10, 2025
Page 4

             Please provide us all the evidence considered in determining whether a valuation allowance for the deferred tax asset was appropriate including a quantified analysis of your historical tax income and any projections of future tax income.
Part II. Information Not Required in the Prospectus
Item 7. Recent Sales of Unregistered Securities, page II-2

12. We note your response to prior comment 49 and that none of the securities transfers listed in this section were for "non-cash consideration." Please revise this section further to specify the aggregate offering price for each transfer of securities. Refer to
       Item 701(c) of Regulation S-K.
Exhibits

13. We note your response to prior comment 21 and your revised disclosure on page 55 related to your facility agreement with Good Pride Limited in the amount of
       HK$7,000,000. Please file this agreement as an exhibit to the draft registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of
       Regulation S-K.
       Please contact Jee Yeon Ahn at 202-551-3673 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:   Kevin (Qixiang) Sun, Esq.